
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
\ FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

SEC FILE NUMBER
8- 43213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___1/1/2014___ AND ENDING_12/31/2014_
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Oak Asset Management, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1520 Highland Avenue
(No. and Street)

Cheshire   CT   06410
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Malik   (203) 272-3597x1
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette, P.C.

(Name – if individual, state last, first, middle name)

2690 Whitney Avenue   Hamden   CT   06518
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Robert S. Malik _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc. _____ , as of December 31 _____ , 20 14 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

President
_____ Title

_____ Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2014



Federico
& Sette, P.C.
A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2014

Federico & Sette, P.C.

Michael J. Federico, C.P.A.

Lynn V. Sette, C.P.A.

<u>Independent Auditor's Report</u>

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Report on the Financial Statements

We have audited the accompanying financial statements of Charter Oak Asset Management, Inc. which comprise the balance sheet as of December 31, 2014 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Managements's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

A Professional Corporation of Certified Public Accountants and Consultants

2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well evaluating as the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the Unites States of America.

Hamden, Connecticut
February 18, 2015

CHARTER OAK ASSET MANAGEMENT, INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS

Current Assets:		
Cash and Cash Equivalents	$150,932	
Total Current Assets		$150,932
Fixed Assets:		
Office Equipment	11,723	
Furniture & Fixtures	22,503	
Total Fixed Assets	34,226	
Less: Accumulated Depreciation	(24,855)	
Fixed Assets - Net		9,371
Other Assets:		
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$162,012

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

EXHIBIT A

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:
   Accounts Payable $ 10,119

 Total Liabilities   10,119

Stockholder's Equity: - Exhibit B
 Common Stock - no par, 5,000 shares
  authorized, 2,100 shares issued and
   outstanding   7,000
 Retained Earnings - Exhibit B   144,893

 Total Stockholder's Equity   151,893

  TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY $162,012

See Accompanying Notes to Financial Statements.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2014

EXHIBIT - B

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2013	$ 7,000	$ 102,528	$ 109,528
Net Income - Exhibit C		42,365	42,365
Balance at December 31, 2014	$ 7,000	$ 144,893	$ 151,893

See Accompanying Notes to Financial Statements

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2014

Services	$ 586,299
General & Administrative Expenses	542,449
Operating Income	43,850
Other Income & (Expense):	
Dividend Income	80
Depreciation Expense	(1,565)
NET INCOME	$ 42,365

See Accompanying Notes to Financial Statements.

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2014

Cash Flows from Operating Activities:

Net Income - Exhibit C	$ 42,365

Adjustments to reconcile net income to
net cash flows used by operating activities:

Depreciation	1,565
Increase in Accounts Payable	439
Net Cash Flows Provided By Operating Activities	44,369

Cash Flows From Investing Activities:

Cash Paid for Office Equipment	(1,798)
Net Increase in Cash	42,571
Cash and Cash Equivalents - January 1, 2014	108,361
Cash and Cash Equivalents - December 31, 2014	$ 150,932

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization:

    Charter Oak Asset Management, Inc. was organized and
    incorporated on February 27, 1987. The Corporation's
    stock is wholly owned by Robert Malik. The Company is
    engaged in providing investment advice to the general
    public.

2. Summary of Significant Accounting Policies:

    The accompanying financial statements have been prepared
    on the accrual basis of accounting in accordance with
    generally accepted accounting principles.

    The preparation of financial statements in conformity
    with generally accepted accounting principles requires
    management to make estimates and assumptions that affect
    the reported amounts of assets and liabilities and
    disclosure of contingent assets and liabilities at the
    date of the financial statements and the reported
    amounts of revenues and expenses during the period.
    Actual results could differ from those estimates and
    those differences may be material.

    Fixed assets are stated at historical cost.
    Depreciation is computed utilizing the straight line
    method over the assets estimated useful life.

    For the purpose of the statement of cash flows the
    Company considers cash in its operating accounts as cash
    and cash equivalents.

    Advertising and/or promotion costs, if incurred, are
    included in general and administrative expenses, and are
    expensed as incurred.

3. Income Taxes:

    The Company has elected to be taxed as a Subchapter "S"
    Corporation under Section 1362 in The Internal Revenue
    Code. This section provides that in lieu of corporate
    income taxes, the stockholder is taxed on the Company's
    taxable income.

    The tax periods which are still open for taxing authority
    examination are the years ended December 31, 2012, 2013
    and 2014.   There are currently no examinations in
    process.

4. Net Capital Requirements:

    The Company is subject to the SEC net capital rule 15c
    3-1, which requires the maintenance of minimum net
    capital and requires the ratio of aggregate indebtedness
    to net capital, both as defined, shall not exceed 15 to
    1. At December 31, 2014, the Company had net capital of
    $140,813 which was $135,813 in excess of its required
    net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

    Charter Oak Asset Management, Inc. claims an exemption
    from Securities and Exchange Commission Rule 15c3-3 as
    a result of its limited business activities as a Broker
    Dealer as outlined at Rule 15c3-3(k)(1)*i, ii, and iii.*

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS

6. Leasing Arrangements:

The Company operates from office space located at 1520
Highland Avenue, Cheshire, Connecticut. The lease is a
two year lease that is renewable for an additional three
year period. In September 2013 the Company elected to
exercise its option to renew its lease through August
2015. The Company is currently paying rent at the base
rent of $ 2,205 per month. Rent expense for the year
ended December 31, 2014 was $ 26,460.

The future minimum lease payments for the above noted
lease for the years following December 31, 2014 are as
follows:

For the year ending December 31,	Amount
2015	17,640
	$ 17,640

7. Pension Plan:

The Company maintains a Simplified Employee Pension for
all eligible employees. The Company contributed
$ 44,477 for the year ended December 31, 2014.

8. Subsequent Events:

Management has evaluated subsequent events through
February 18, 2015 the date of which the financial
statements were available to be issued. No significant
subsequent events have been identified that would
require adjustment of or disclosure in the accompanying
financial statements.



Federico Michael J. Federico, C.P.A.

&Sette,P.C. Lynn V. Sette, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON
SUPPLEMENTAL INFORMATION

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

We have audited the accompanying financial statements of Charter
Oak Asset Management, Inc. as of and for the year ended December
31, 2014, and have issued our report thereon dated February 18,
2015.   Our audit was conducted for the purpose of forming an
opinion on the basic financial statements taken as a whole.   The
additional data included in the following schedules are presented
for the purpose of additional analysis and is not a required part
of the basic financial statements.   Such information has been
subjected to the auditing procedures applied in the audit of the
basic financial statements and in our opinion, is fairly stated in
all material respects in relation to the basic financial statements
taken as a whole.

Hamden, Connecticut
February 18, 2015

A Professional Corporation of Certified Public Accountants and Consultants

2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2014

Broker Dealer Dues & Fees	$ 4,832
Research and Product Development	2,948
Auto Expense	3,000
Donations	30,285
Equipment Maintenance	318
Insurance	34,715
Legal & Accounting	4,750
Office Expenses	16,813
Meetings & Seminars	613
Pension Expense	44,477
Postage	1,601
Software	1,800
Rent	26,460
Salaries	335,573
Subscriptions	7,977
Taxes - Payroll	22,335
Taxes - Other	405
Telephone & Utilities	3,547
Total General & Administrative Expenses	$ 542,449

See Accompanying Independent Auditor's Report on Supplemental Information.

FEDERICO & SETTE, P.C. • CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS • HAMDEN, CT

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2014

Total Ownership Equity	$ 151,893
Total Non-Allowable Assets	(11,080)
Net Capital Before "Haircuts"	140,813
Less: "Haircuts"	(0)
Net Capital	$ 140,813

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2014

A. Minimum Net Capital Required $ 675
    (Based on Aggregate Indebtedness
        6.67% of AI)

B. Minimum Dollar Requirement   5,000

    Net Capital Requirement:
      Greater of A or B   5,000

    Excess Net Capital   135,813

    Net Capital less the Greater of 10%
    of AI or 120% of Min. Net Capital   134,813

    Total AI Indebtedness
      (AI Liabilities from Balance
          Sheet) $10,119

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information.

CHARTER OAK ASSET MANAGEMENT, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL


Federico
& Sette, P.C.
A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC.
INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



Federico & Sette, P.C.

MICHAEL J. FEDERICO, C.P.A.

LYNN V. SETTE, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.:

In planning and performing our audit of the financial statements
of Charter Oak Asset Management, Inc.(the Company) as of and for
the year ended December 31, 2014 in accordance with auditing
standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting
as a basis for designing our auditing procedures for the purpose
of expressing our opinion on the financial statements, but not for
the purpose of expressing an opinion on the effectiveness of the
Company's internal control. Accordingly, we do not express an
opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange
Commission, we have made a study of the practices and procedures
followed by the Company including consideration of control
activities for safeguarding securities. This study included tests
of such practices and procedures that we considered relevant to
the objectives stated in Rule 17a-5(g) in making the periodic
computations of aggregate indebtedness and net capital under Rule
17a-3(a)(11) and for determining compliance with the exemptive
provisions of 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices
and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts,
   verifications and comparisons and recordation of
   differences required by 17a-13.

2. Complying with the requirements for prompt payment for
   securities under Section 8 of Federal Reserve
   Regulation T of the Board of Governors of the Federal
   Reserve System.

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required
to assess the expected benefits and related costs of controls and

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and the Financial Investment Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hamden, Connecticut
February 18, 2015

CHARTER OAK ASSET MANAGEMENT, INC
REPORT ON AGREED UPON PROCEDURES FOR
ENTITY'S SIPC ASSESSMENT RECONCILAITIC
FOR THE YEAR ENDED
DECEMBER 31, 2014



Federico
&Sette,P.C.
A Professional Corporation of
Certified Public Accountants
and Consultants

CHARTER OAK ASSET MANAGEMENT, INC
REPORT ON AGREED UPON PROCEDURES FOR
ENTITY'S SIPC ASSESSMENT RECONCILAITION
FOR THE YEAR ENDED
DECEMBER 31, 2014



Federico & Sette, P.C.   MICHAEL J. FEDERICO, C.P.A.
                         LYNN V. SETTE, C.P.A.

Independent Auditor's Report on Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of:
Charter Oak Asset Management, Inc.
1520 Highland Avenue
Cheshire, CT   06410

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Charter Oak Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC , soley to assist you and the other specified parties in evaluating Charter Oak Asset Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Charter Oak Asset Management Inc.'s management is responsible for Charter Oak Asset Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records of payments, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting reconciliation schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John Sette P.C.

February 18, 2015